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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EG Market Technologies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, Suite 4500
(No. and Street)

New York (City) NY (State) 10153 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Glass (646) 757-2769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Robert Glass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EG Market Technologies LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO and FinOp

Title

Notary Public

ROBIN ROGER
Notary Public, State of New York
Registration #02RO6308449
Qualified in Westchester County
Commission Expires July 28, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EG Market Technologies LLC

Statement of Financial Condition as of December 31, 2017, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 as a Public Document

EG Market Technologies LLC

Statement of Financial Condition
December 31, 2017

TABLE OF CONTENTS

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member
EG Market Technologies LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EG Market Technologies LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
March 1, 2018

EG MARKET TECHNOLOGIES LLC

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	138,653
Equity securities owned, at fair value		33,512,445
Due from broker		7,455,292
Other assets		12,054
Total Assets	$	41,118,444
Liabilities and Member's Equity		
Equity securities sold, not yet purchased, at fair value	$	32,082,603
Accounts payable and accrued expenses		1,224,456
Due to affiliate		472,728
Total Liabilities		33,779,787
Member's Equity		7,338,657
Total Liabilities and Member's Equity	$	41,118,444

Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Business

EG Market Technologies LLC (the "Company") is a limited liability company and was formed under the laws of the State of Delaware on December 10, 2014 and commenced operations as a broker dealer on August 5, 2016 upon receiving approval of its Financial Industry Regulatory Authority ("FINRA") membership. The Company is an electronic trading firm specializing in the automated market making of global equities and is a member of NASDAQ and a registered market maker in most liquid US equities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company's designated examining regulatory authority is Financial Industry Regulatory Authority. The Company clears its transactions on fully disclosed basis and does not hold customer funds or safe keep customer securities.

Engineers Gate Manager LP, an affiliate, provides certain administrative services to the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates: The Company's financial statements are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, compensation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition as cash equivalents. Cash held at financial institutions generally exceed the amount insured by the Federal Deposit Insurance Corporation.

Revenue and Expense Recognition: The Company records purchases and sales of securities and related expenses on a trade-date basis. Interest income and expense are recorded on the accrual basis. Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

Receivable from Brokers: The amounts receivable from brokers arise in the ordinary course of business and are pursuant to agreements with the brokers. This includes cash, net amounts receivables from securities transactions for amounts that have not settled. Amounts due from brokers have been offset against amounts due to the same broker where the right of offset exists per the clearing agreement. At December 31, 2017, the balance is with two clearing brokers.

Foreign Currency Translation: Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date. Adjustments arising from foreign currency transactions are reflected in trading revenues, net in the statement of operations.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

Fair Value Measurements: The Company carries its investments at fair value in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 - Valuations based on Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Valuations based on Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both significant to the fair value measurement and unobservable.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

Equity securities owned and equity securities sold not yet purchased, which are readily marketable, are valued using the last sales price or official closing price taken from the primary market in which each security trades.

The resulting changes in unrealized gains and losses are reflected in trading revenue in the statement of operations.

Income Taxes: The Company is a single member limited liability company and is treated as an entity disregarded as separate from its owner for US federal income tax purposes. Consequently, the Company does not have any filing or reporting obligations as all its taxable income, gains, losses, deductions, or credits for the year ended December 31, 2017 are reported on the U.S. tax return of EGMT Holdings LP, its ultimate owner. Therefore, no provision for income taxes has been made in the accompanying financial statements.

Tax laws are complex and subject to different interpretations by the taxpayers and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. In accordance with Accounting Standards Codification 740, Income Taxes, the Company has not accrued any amounts related to income tax positions and related uncertainties.

3 – SECURITIES AT FAIR VALUE

The following tables presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017:

Assets (at fair value)	Level 1	Level 2	Level 3	Total
Equity securities owned, at fair value:				
Common Stock	$ 33,502,445	$ -	$ -	$ 33,502,445
Preferred Stock	-	-	10,000	10,000
Total investments in securities	$ 33,502,445	$ -	$ 10,000	$ 33,512,445

Liabilities (at fair value)	Level 1	Level 2	Level 3	Total
Securities sold short				
Common Stock	$ 32,082,603	$ -	$ -	$ 32,082,603
Total securities sold short	$ 32,082,603	$ -	$ -	$ 32,082,603

3 – SECURITIES AT FAIR VALUE (CONTINUED)

The following summarizes changes in fair value and gains and losses of the Company's Level 3 assets for the year ended December 31, 2017:

Balance - beginning of year	$	10,000
Purchases		-
Balance - end of year	$	10,000

4 – RISK MANAGEMENT

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and currency risk. The Company and Engineers Gate Manager LP attempts to monitor and manage these risks on an ongoing basis.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation. The Company sells various equity securities which it does not yet own or which are consummated by the delivery of borrowed equity securities ("short sales"). The Company is exposed to market risk for short sales. If the fair value of equity securities sold short increases, the Company's obligation to deliver this instrument, reflected as a liability on the statement of financial condition, is correspondingly increased. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates may fluctuate significantly over short periods of time for several reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. As of December 31, 2017, the Company clears its securities' transactions through a single broker-dealer resulting in a concentration of credit risk. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves.

5 - RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with Engineers Gate Manager LP, a related party affiliate whereby indirect general and administrative expenses and operating expenses are allocated to the Company. Pursuant to the agreement, the affiliate also provides technology and administrative services to the Company.

5 - Related Party Transactions (continued)

During year-ended December 31, 2017, the affiliate allocated $4,673,655 of expenses to the Company, $472,728 of this amount was accrued as of December 31, 2017, and is included in Due to affiliate in the statement of financial condition.

401(k) Plan: The Company sponsors a contributory 401(k) plan. This plan includes all employees. The Company does not make matching contributions.

Compensation Agreements: The Company's employees are eligible to receive annual performance bonuses, determined by reference to the performance of the Company's investment portfolio. Such bonuses are calculated by Engineers Gate Manager LP in its sole discretion (any such performance bonus, a "Performance Amount"). The Performance Amount will be calculated based upon the annual gross trading profits and losses of the investment strategies managed by Company after subtracting certain overhead expenses.

6 – Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital of $1,000,000. At December 31, 2017, the Company had a ratio of aggregate indebtedness to net capital of 0.2762 to 1, and its net capital was $6,144,762 which exceeded the required capital by $5,144,762.

7 - Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8 – Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In December 2016, FASB issued ASU 2016-20 Technical Correction and Improvement (Topic 606): Revenue from Contracts with Customers, which amends the guidance in ASU 2014-09. EGMT is expected to adopt the revenue recognition guidance on January 1, 2018. Because the guidance does not apply to revenue associated with securities trading activities that are accounted for under other GAAP, the EGMT does not expect the guidance to have a material impact on its statement of operations.

9 – Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2018, which is the date the financial statements were available to be issued.